Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated January 22, 2010 (except Note 12, as to which the date is April  , 2010) in Amendment No. 4 to the Registration Statement (Form S-1 No. 333-164491) and the related Prospectus of Convio, Inc. for the registration of its shares of its common stock.

Ernst & Young LLP

Austin, Texas

The foregoing consent is in the form that will be signed upon the completion of the reverse split of each outstanding share of preferred stock and common stock into 0.352 of a share of preferred stock or common stock, respectively, as described in Note 12 to the financial statements.

/s/ Ernst & Young LLP

Austin, Texas

April 20, 2010